EXHIBIT 99.2

THE COMPANY INDEBTEDNESS ASSIGNMENT

Dated the 23rd day of December 2016 FEISHANG HESHENG INVESTMENT LIMITED and CHINA NATURAL RESOURCES, INC. and DOUBLE GROW INTERNATIONAL LIMITED
DEED OF ASSIGNMENT OF LOAN

 1 / 6

THIS DEED is made the 23rd day of December   2016

BETWEEN:

(1)

FEISHANG HESHENG INVESTMENT LIMITED (飞尚合盛投资有限公司), a company incorporated in the British Virgin Islands and having its registered office at P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands (the “Assignor”); and

(2)

CHINA NATURAL RESOURCES, INC., a company incorporated in the British Virgin Islands and having its registered office at Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands (“Assignee”).

(3)

DOUBLE GROW INTERNATIONAL LIMITED (倍润国际有限公司), a company incorporated in the British Virgin Islands and having its registered office at P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands (the "Company").

WHEREAS as at the date hereof the Company is indebted to the Assignor in the sum of USD1,441,129，(the “Indebtedness”) and the Assignor has agreed to assign the Indebtedness to the Assignee for the consideration of USD1,441,129 (the “Consideration”) and upon the terms and conditions set out below.

NOW THIS DEED WITNESSETH as follows:

1.

REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

1.1

The Assignor hereby represents and warrants to the Assignee that the Assignor is the absolute legal and beneficial owner of the Indebtedness and has full right and title to the Indebtedness and that the Indebtedness is outstanding and owing from the Company to the Assignor.

2.

COVENANTS

2.1

The Assignor in respect of the Indebtedness hereby covenants with the Assignee that notwithstanding anything done or omitted by the Assignor or any other person, knowingly or otherwise, the Assignor has and will at all material times have full power, right and authority to assign the Indebtedness on the terms hereof and that the Indebtedness is free of all encumbrances.

2.2

The Assignor hereby covenants with the Assignee to sign or execute such documents and to do such deeds acts or things to secure to the Assignee the full benefit of the interest of the Assignor in and concerning the Indebtedness and to carry into effect or to give legal effect to the provisions of this Deed

 2 / 6

and the transactions hereby contemplated as and when reasonably requested by the Assignee and at the expense of the Assignee.

2.3

The Assignor hereby covenants with the Assignee immediately on receipt to pay to the Assignee any payments or other money which may be received by the Assignor from the Company in respect of the Indebtedness and until such payment to hold the same on trust for the Assignee.

3.

ASSIGNMENT OF INDEBTEDNESS

In pursuance of such agreement and in consideration of the payment of the Consideration paid by the Assignee to the Assignor (the receipt whereof is hereby acknowledged) the Assignor as beneficial owner of the Indebtedness hereby assigns to the Assignee or its nominee or transferee absolutely with effect from the date hereof all the rights, benefits, title and interests of the Assignor in respect of the Indebtedness free from all rights of pre-emption, options, liens, claims, equities, charges, encumbrances or third-party rights of any nature whatsoever together with the full benefit and advantages thereof and all rights, interests, benefits and title attached, accrued or accruing therein and thereto to hold the same unto the Assignee absolutely.

4.

NOTICE

4.1

The Assignor hereby gives notice to the Company of the assignment effected hereby and the Company accepts such notice and confirms that the Indebtedness is still outstanding.

4.2

The Company hereby covenants with the Assignor and the Assignee that it will as from the date hereof pay to the Assignee any and all of the Indebtedness.

5.

GENERAL PROVISIONS

5.1

Any notice required to be given under this Deed shall be sufficiently given if delivered personally or forwarded by registered post or sent by facsimile transmission to the relevant party at its address or fax number set out below (or such other address or fax number as the addressee has by 5 days prior written notice specified to the other party):

5.2

To: The Assignor	:	54/F, International Chamber of Commerce Tower, 168 Fuhua Third Road, Futian District, Shenzhen, the PRC
Fax Number	:	+86 755 8299 1769
Attention	:	Mr. Li Feilie

 3 / 6

To: The Assignee	:	Room 2205, West Tower, Shun Tak Centre, 200 Connaught Road Central, Sheung Wan, Hong Kong SAR
Fax Number	:	+852 2810 6963
Attention	:	The board of directors

To: The Company	:	Room 2205, 22/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong
Fax Number	:	+852 2810 6963
Attention	:	The board of directors

5.3

Any notice delivered personally shall be deemed to have been served at the time of delivery. Any notice sent by pre-paid registered post shall be deemed to have been served 3 Business Days after the time at which it was posted and in proving such service it shall be sufficient to prove that the notice was properly addressed and posted by prepaid registered letter post and notices sent by facsimile transmission shall be deemed to have been served upon transmission.

5.4

This Deed shall be binding on and ensure for the benefit of each party’s successors and permitted assigns (as the case may be).

6.

GOVERNING LAW AND JURISDICTION

6.1

This Deed shall be governed by and construed in all respects in accordance with the laws of Hong Kong.

6.2

In relation to any legal action or proceedings to enforce this Deed or arising out of or in connection with this Deed (“proceedings”) each of the parties irrevocably submits to the jurisdiction of the courts of Hong Kong and waives any objection to proceedings in such courts on the grounds of venue or on the grounds that the proceedings have been brought in any inconvenient forum.

6.3

The submissions by the parties referred to in Clause 6.2 shall not affect the right of any party to take proceedings in any other jurisdiction nor shall the taking of proceedings in any jurisdiction preclude any party from taking proceedings in any other jurisdiction.

6.4

Each of the following parties hereby irrevocably appoints the person set opposite its name below as its agent to receive on its behalf service of proceedings issued out of the courts of Hong Kong in any action or proceedings arising out of or in connection with this Deed:

 4 / 6

Parties	Names & addresses of agents
the Assignor	Anka Consultants Limited Room 2204, 22/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong
the Assignee	Feishang Yongfu Mining Limited Room 2205, 22/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong

the Company	Feishang Yongfu Mining Limited Room 2205, 22/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong

IN WITNESS whereof the parties hereto have caused this Deed to be executed as a deed the day and year first above written.

 5 / 6

SEALED with the COMMON SEAL of FEISHANG HESHENG INVESTMENT LIMITED and SIGNED by Li Feilie Duly authorised for and on its behalf in the presence of: Hu Longxiu	) ) ) ) ) ) ) ) ) ) ) ) )
Signature of witness		By executing this Deed the signatory warrants that the signatory is duly authorized to execute this Deed on behalf of FEISHANG HESHENG INVESTMENT LIMITED
Name of witness (block letters)
SEALED with the COMMON SEAL of CHINA NATURAL RESOURCES, INC. and SIGNED by Wong Wah On Edward duly authorised for and on its behalf in the presence of : Yue Ming Wai Bonaventure	) ) ) ) ) ) ) ) ) ) ) ) ) ) )
Signature of witness		By executing this Deed the signatory warrants that the signatory is duly authorized to execute this Deed on behalf of CHINA NATURAL RESOURCES, INC.
Name of witness (block letters)
SIGNED by Li Feilie duly authorised for and on behalf of DOUBLE GROW INTERNATIONAL LIMITED in the presence of: Hu Longxiu	) ) ) ) ) ) ) ) ) ) ) ) )
Signature of witness		By executing this Deed the signatory warrants that the signatory is duly authorized to execute this Deed on behalf of DOUBLE GROW INTERNATIONAL LIMITED

 6 / 6